UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

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Commission File Number: 001-40212

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Connect Biopharma Holdings Limited
(Translation of registrant's name into English)
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12265 El Camino Real, Suite 350
San Diego, CA 92130, USA
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
Departure of Directors or Certain Officers

As of August 12, 2024, Connect Biopharma Holdings Limited (the “Company”) appointed Lisa Peraza as Vice President, Finance. Prior to the Company, Ms. Peraza was Vice President, Chief Accounting Officer at Heron Therapeutics as well as held key finance and accounting positions at Ardea Biosciences Inc. and La Jolla Pharmaceutical Company. Ms. Peraza began her career with KPMG LLP and received a B.A. degree from the University of California, Santa Barbara and is a licensed C.P.A. in the State of California.

As part of the Company’s executive restructure, Steven Chan, the Company’s Chief Financial Officer will step down as of September 13, 2024. Mr. Chan’s departure is not the result of any disagreement with the Company on any matter related to its operations, policies or practices. Ms. Peraza will lead the Company’s finance and accounting functions after Mr. Chan’s departure.

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (File No. 333-264340) and Form S-8 (File Nos. 333-254254 and 333-266006) of the Company, filed with the Securities and Exchange Commission, and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 6, 2024	CONNECT BIOPHARMA HOLDINGS LIMITED

	By	/s/ David Szekeres
		Name:	David Szekeres
		Title:	President